香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

Hongkong Electric Centre, 44 Kennedy Road, Hong Kong
Tel : 2843 3111 Fax : 2810 0506
Website : www.hec.com.hk

25th July 2008

BY AIR MAIL

Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

Hongkong Electric Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-4086

The following materials are enclosed pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule by Hongkong Electric Holdings Limited:

> Date of Board Meeting published on the websites of the Hong Kong Stock Exchange and the Company

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that Hongkong Electric Holdings Limited is subject to the Exchange Act.

Yours faithfully,

Lillian Wong
COMPANY SECRETARY

Enc.
LW/jh

8/11

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

於香港註冊成立的有限公司
Incorporated in Hong Kong with limited liability
股份代號 Stock Code: 00006

港燈
HK Electric

董事會召開日期

香港電燈集團有限公司（「本公司」）之董事會（「董事會」）謹此宣佈，本公司將於二零零八年八月五日（星期二）假座香港堅尼地道四十四號香港電燈中心十二樓舉行董事會會議，以（除其他事項外）審閱本公司及其附屬公司截至二零零八年六月三十日止六個月之中期業績，及考慮派發中期股息。

承董事會命
公司秘書
黃莉華

香港，二零零八年七月二十四日

於本公佈日期，本公司董事爲：

執行董事：	霍建寧先生(主席)、曹棨森先生(集團董事總經理)、周胡慕芳女士(亦爲霍建寧先生及陸法蘭先生之替任董事)、甄達安先生、甘慶林先生(甘先生之替任董事 ： 陳來順先生)、李蘭意先生、李澤鉅先生、麥堅先生、陸法蘭先生、尹志田先生及阮水師先生。
非執行董事:	夏佳理先生及麥理思先生。
獨立非執行董事:	顧浩格先生、佘頌平先生及黃頌顯先生。

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

於香港註冊成立的有限公司
Incorporated in Hong Kong with limited liability
股份代號 Stock Code: 00006

RECEIVED
2008 AUG 11 A 7:28
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

港燈
HK Electric

DATE OF BOARD MEETING

The board of directors (the "Board") of Hongkong Electric Holdings Limited (the "Company") hereby announces that a meeting of the Board of the Company will be held on Tuesday, 5th August, 2008 at 12th Floor, Hongkong Electric Centre, 44 Kennedy Road, Hong Kong to consider, among other matters, the interim results of the Company and its subsidiaries for the six months ended 30th June, 2008 and the payment of an interim dividend.

By Order of the Board
Lillian Wong
Company Secretary

Hong Kong, 24th July, 2008

As at the date of this announcement, the Directors of the Company are:

Executive Directors:	Mr. FOK Kin Ning, Canning (Chairman), Mr. TSO Kai Sum (Group Managing Director), Mrs. CHOW WOO Mo Fong, Susan (also alternate to Mr. FOK Kin Ning, Canning and Mr. Frank John SIXT), Mr. Andrew John HUNTER, Mr. KAM Hing Lam (Alternate Director to Mr. KAM: Mr. CHAN Loi Shun), Mr. LEE Lan Yee, Francis, Mr. LI Tzar Kuoi, Victor, Mr. Neil Douglas MCGEE, Mr. Frank John SIXT, Mr. WAN Chi Tin and Mr. YUEN Sui See.
Non-executive Directors:	Mr. Ronald Joseph ARCULLI and Mr. George Colin MAGNUS.
Independent Non-executive Directors:	Mr. Holger KLUGE, Mr. Ralph Raymond SHEA and Mr. WONG Chung Hin.

END